Exhibit 4.28

Severance and Release Agreement

This Severance and Release of Claims Agreement ("Agreement") is entered into by and between BeyondSpring Pharmaceuticals, Inc., a Delaware corporation with its principal place of business at 28 Liberty Street, New York, NY 10005 (the "Employer"), and Dr. Ramon Mohanlal, an individual (the "Employee") (collectively the “Parties” and each a “Party”) effective as of the date set forth below.

1.

Purpose/Recitals. On April 1, 2016, the Parties entered into that certain Employment Agreement, which was amended through the Parties’ November 10, 2016 Amended and Restated Employment Agreement, and January 11, 2022 Second Amendment to Employment Agreement (collectively the “Employment Agreement”). The Parties have mutually and amicably decided to terminate the employment relationship created thereunder and all other employment, board, and business relationships between them subject to the terms and conditions below, and in consideration of the mutual covenants and good and valuable consideration contained here, the receipt and sufficiency of which are acknowledged by such execution.

2.

Separation and Resignations. The Employee’s employment with the Employer will terminate on February 16, 2023 (the "Separation Date"). Employee acknowledges and agrees that as of the Separation Date, Employee will be deemed to have resigned from any and all positions, offices, or memberships that Employee held with the Employer or on any boards of directors or other governing boards of the Employer or its affiliates, and any and all memberships Employee held on any of the committees of any such boards, without any further action required therefor (collectively, the “Resignations”). Employee further agrees to sign and return such documents confirming the Resignations as the Employer or any of its affiliates may reasonably require. After the Separation Date, the Employee will not represent himself as being a current employee, officer, director, agent, or representative of the Employer or its affiliates for any purpose, and will not be entitled to any further compensation, monies, or other benefits from the Employer except as set forth below.

3.	Severance Package. As consideration for the Employee's execution and non-revocation of, and compliance with this Agreement, the Employer agrees to the following:

(a)

Severance Pay – The Employer shall pay to the Employee nine (9) months of base salary, less applicable tax withholdings (the “Severance Payment”), which shall be payable in installments per the following terms: (i) the installments shall commence to be paid on the Employer’s first regularly scheduled payroll date that occurs after the Effective Date (as defined below) (the “Severance Commencement Date”), (ii) the first installment shall include as a lump sum all Severance Payments (without interest) that accrued from the Separation Date until the Severance Commencement Date, and (iii) the remaining installments of Severance Payments shall be paid as otherwise scheduled for the Severance Period in accordance with the Employer’s payroll practices.

(b)

Bonus – The Employer shall pay to the Employee $75,465.00, less applicable tax withholdings, in a single lump sum on the Severance Commencement Date, which amount represents the full and final settlement of the bonus to which Employee was entitled for the year 2022.

BeyondSpring Pharmaceuticals, Inc. | 28 Liberty, 39th Floor | New York, NY 10005

Main Tel: (646) 305-6387

www.beyondspringpharma.com

(c)

Stock Grant – As consideration for prior services to the Employer, on the Severance Commencement Date, the Employer shall cause BeyondSpring Inc. to grant to the Employee 86,957 fully vested common shares of BeyondSpring Inc. under the BeyondSpring Inc. 2017 Omnibus Incentive Plan, subject to applicable tax withholdings. The Employee acknowledges that the Employer shall be entitled to satisfy the applicable tax withholdings related to this grant by withholding against the Severance Payment.

(d)

Acknowledgement – The Employee acknowledges that the foregoing exceeds what he is otherwise entitled to receive on separation from employment. The Employee further acknowledges that he is not entitled to any additional payment or consideration, and that the amounts set forth in this Section 3 represent full and final payment of any severance due under the Employment Agreement.

4.	Impact on Other Compensatory Arrangements.

(a)

The Employee acknowledges and agrees that Exhibit A sets forth a complete and accurate list, as of the Separation Date, of his outstanding stock options (whether or not vested) and his outstanding but unvested restricted stock units and restricted shares under the Incentive Plan. The Parties acknowledge and agree that (i) the vested stock options listed on Exhibit A shall remain outstanding and exercisable, on the terms, and subject to the conditions, of the Incentive Plan and the applicable stock option agreement, and (ii) the unvested stock options and unvested restricted stock units and unvested restricted shares listed on Exhibit A shall be forfeited automatically and without further action or notice, and without payment of any consideration by the Employer, as of the Separation Date. The Employee agrees that he has the sole responsibility for monitoring the expiration of his vested stock options and for exercising the vested stock options, if at all, before they expire.

(b)

The Employee acknowledges and agrees that the Long-Term Cash Incentive Award agreement between the Employee and BeyondSpring Inc., dated as of May 24, 2021, shall terminate in its entirety on the Separation Date and that, as of the Separation Date, the Employee is not entitled to any payment thereunder.

5.	Employee Release.

(a)

General Release and Waiver of Claims - In exchange for the consideration provided in this Agreement, the Employee and the Employee's heirs, executors, representatives, administrators, agents, and assigns (collectively, the "Releasors") irrevocably and unconditionally waive, release, and discharge the Employer, including the Employer's parents, subsidiaries, affiliates, predecessors, successors, and assigns, and each of its respective officers, directors, employees, shareholders, trustees, and partners, in their corporate and individual capacities (collectively, the "Releasees"), from all claims, demands, actions, causes of actions, judgments, rights, fees, damages, debts, obligations, liabilities, and expenses (inclusive of attorneys' fees) of any kind whatsoever, whether known or unknown (collectively, "Claims"), that Releasors may have or have ever had against the Releasees, or any of them, arising out of, or in any way related to the Employee's hire, benefits, employment, termination, or separation from employment with the Employer by reason of any actual or alleged act, omission, transaction, practice, conduct, occurrence, or other matter up to and including the date of the Employee's execution of this Agreement, including, but not limited to:

(i)

any and all claims under Title VII of the Civil Rights Act of 1964 (Title VII), the Americans with Disabilities Act (ADA), the Family and Medical Leave Act (FMLA), the Fair Labor Standards Act (FLSA), the Equal Pay Act, the Employee Retirement Income Security Act (ERISA) (regarding unvested benefits), the Civil Rights Act of 1991, Section 1981 of U.S.C. Title 42, the Fair Credit Reporting Act (FCRA), the Worker Adjustment and Retraining Notification (WARN) Act, the National Labor Relations Act (NLRA), the Age Discrimination in Employment Act (ADEA), the Uniform Services Employment and Reemployment Rights Act (USERRA), the Genetic Information Nondiscrimination Act (GINA), the Immigration Reform and Control Act (IRCA), the New York State Human Rights Law (NYSHRL), the New York Labor Law (NYLL) (including but not limited to the Retaliatory Action by Employers Law, the New York State Worker Adjustment and Retraining Notification Act, all provisions prohibiting discrimination and retaliation, and all provisions regulating wage and hour law), the New York Civil Rights Law, Section 125 of the New York Workers' Compensation Law, Article 23-A of the New York Correction Law, the New York City Human Rights Law (NYCHRL), and the New York City Earned Sick Leave Law (NYCESLL) all including any amendments and their respective implementing regulations, and any other federal, state, local, or foreign law (statutory, regulatory, or otherwise) that may be legally waived and released; however, the identification of specific statutes is for purposes of example only, and the omission of any specific statute or law shall not limit the scope of this general release in any manner;

(ii)

any and all claims for compensation of any type whatsoever, including but not limited to claims for salary, wages, bonuses, commissions, incentive compensation, vacation, and severance that may be legally waived and released;

(iii)

any and all claims arising under tort, contract, and quasi-contract law, including but not limited to claims pursuant to the Employment Agreement or of breach of an express or implied contract, tortious interference with contract or prospective business advantage, breach of the covenant of good faith and fair dealing, promissory estoppel, detrimental reliance, invasion of privacy, nonphysical injury, personal injury or sickness or any other harm, wrongful or retaliatory discharge, fraud, defamation, slander, libel, false imprisonment, and negligent or intentional infliction of emotional distress; and

(iv)

any and all claims for monetary or equitable relief, including but not limited to attorneys' fees, back pay, front pay, reinstatement, experts' fees, medical fees or expenses, costs and disbursements, punitive damages, liquidated damages, and penalties.

(b)	Specific Notice about the Release of ADEA Claims – By signing this Agreement, the Employee hereby acknowledges and confirms that:

(i)	the Employee has read this Agreement in its entirety and understands all of its terms;

(ii)	the Employee has been advised in writing to consult with an attorney of the Employee's choosing and Employee has had an opportunity to do so before signing this Agreement;

(iii)	the Employee knowingly, freely, and voluntarily agrees to all of the terms and conditions set out in this Agreement including, without limitation, the waiver, release, and covenants contained in it;

(iv)

Employee was given at least twenty (21) days to consider whether to enter into this Agreement and negotiated it (without restarting the 21-day period), although the Employee may sign it sooner if desired; and

(v)

For a seven-day period following Employee’s execution of this Agreement, Employee may revoke this Agreement by delivering a written notice of revocation before the end of the 7th day to: to Joy Jia, BeyondSpring Pharmaceuticals, Inc., 28 Liberty Street, 39th floor, New York, NY 10005, Joy.Jia@beyondspringpharma.com. This Agreement shall not become effective or enforceable until the eighth day after Employee has signed this Agreement without having revoked it (the “Effective Date”).

(c)

Release Limitations – Employee does not waive, release, or discharge: (A) any right to file an administrative charge or complaint with, or testify, assist, or participate in an investigation, hearing, or proceeding conducted by, the Equal Employment Opportunity Commission, the New York State Division of Human Rights, the New York City Commission on Human Rights, or other similar federal, state, or local administrative agencies, although the Employee waives any right to monetary relief related to any filed charge or administrative complaint; and (B) claims that cannot be waived by law, such as claims for unemployment benefit rights and workers' compensation; (C) protections against retaliation under the Taxpayer First Act (26 U.S.C. § 2623(d)); and (D) any rights to vested benefits, such as pension or retirement benefits, the rights to which are governed by the terms of the applicable plan documents and award agreements. Further, nothing in this Agreement prohibits the Employee from reporting possible violations of United States federal law or regulation to any governmental agency or entity, including the United States Department of Justice, the United States Securities and Exchange Commission, the United States Congress, and any Inspector General of any United States federal agency, or making other disclosures that are protected under the whistleblower provisions of United States federal, state or local law or regulation; provided that the Employee will use his reasonable efforts to (i) disclose only information that is reasonably related to such possible violations or that is requested by such agency or entity, and (ii) request that such agency or entity treat such information as confidential. The Employee does not need the prior authorization from the Employer to make any such reports or disclosures and is not required to notify the Employer that he has made such reports or disclosures. This Agreement does not limit the Employee’s right to receive an award for information provided to the Securities and Exchange Commission.

6.

Post-Termination Obligations and Restrictive Covenants. The Employee acknowledges that his Employment Agreement contains certain post-employment obligations that remain enforceable and valid pursuant thereto and agrees to abide by same, including his non-disclosures, non-compete, and non-solicitation obligations.

7.

Cooperation. The Parties agree that certain matters in which the Employee has been involved during the Employee's employment may need the Employee's cooperation with the Employer in the future. Accordingly, during the period while Employee is receiving severance pay, the Employee shall cooperate with the Employer regarding matters arising out of or related to the Employee's service to the Employer without requesting any additional compensation from the Employer, except for the reimbursement of reasonable expenses incurred by Employee in complying with this section, which must be approved by the Employer in advance.

8.

Non-Disparagement. Employee agrees and covenants that he has not and shall not in the future make, publish, or communicate to any person or entity or in any public forum any defamatory, maliciously false, or disparaging remarks, comments, or statements concerning the Employer’s businesses or any of its employees, officers, directors, customers, suppliers, investors, and other associated third parties. For its part, the Employer will instruct its officers and directors to not make, publish, or communicate to any person or entity or in any public forum any defamatory, maliciously false, or disparaging remarks, comments, or statements concerning the Employee.

9.

Confidentiality of Agreement. The Employee agrees and covenants that he shall not disclose any of the negotiations of, terms of, or amount paid under this Agreement to any individual or entity; provided, however, that the Employee will not be prohibited from making disclosures to the Employee's spouse or domestic partner, attorney, tax advisors, and as noted in the next Permitted Disclosures section below.

10.

Permitted Disclosures. Nothing in this Agreement shall be construed to prevent disclosure of any information as may be required by applicable law or regulation, or pursuant to the valid order of a court of competent jurisdiction or an authorized government agency, provided that the disclosure does not exceed the extent of disclosure required by such law, regulation, or order. The Employee shall promptly provide written notice of any such order to an authorized officer of the Employer. Further, nothing in this Agreement prohibits the Employee from reporting possible violations of United States federal law or regulation to any governmental agency or entity, including the United States Department of Justice, the United States Securities and Exchange Commission, the United States Congress, and any Inspector General of any United States federal agency, or making other disclosures that are protected under the whistleblower provisions of United States federal, state or local law or regulation; provided that the Employee will use his reasonable efforts to (i) disclose only information that is reasonably related to such possible violations or that is requested by such agency or entity, and (ii) request that such agency or entity treat such information as confidential. The Employee does not need the prior authorization from the Employer to make any such reports or disclosures and is not required to notify the Employer that he has made such reports or disclosures. This Agreement does not limit the Employee’s right to receive an award for information provided to the Securities and Exchange Commission.

11.

Return of Property. Employee agrees that by the Separation Date, he will: (i) provide or return to the Employer any and all Employer property, including keys, key cards, access cards, identification cards, security devices, company credit cards, network access devices, computers, cell phones, smartphones, PDAs, equipment, speakers, webcams, manuals, reports, files, books, compilations, work product, e- mail messages, recordings, tapes, disks, thumb drives or other removable information storage devices, hard drives, negatives and data and all Employer documents and materials belonging to the Employer and stored in any fashion, including but not limited to those that constitute or contain any Trade Secrets or Confidential Information that are in the possession or control of the Employee (without deleting, destroying, or otherwise affecting accessibility to any electronically stored information or files) whether they were provided to the Employee by the Employer or any of its business associates or created by the Employee in connection with her employment by the Employer; and (ii) delete or destroy all copies of any such documents and materials not returned to the Employer that remain in the Employee's possession or control, including those stored on any non-Employer devices, networks, storage locations and media in the Employee's possession or control and confirm in writing to the Employer that he has done so.

12.

No Admission of Liability. Nothing in this Agreement shall be construed as an admission by either Party of any wrongdoing, liability, or noncompliance with any federal, state, city, or local rule, ordinance, statute, common law, or other legal obligation. The Parties specifically disclaim and deny any wrongdoing or liability.

13.

Successors and Assigns. Each of the covenants and agreements contained in this Agreement by or on behalf of any of the Parties hereto shall bind and inure to the benefit of their respective heirs, guardians, personal and legal representatives, successors and assigns. The Employer may freely assign this Agreement at any time. The Employee may not assign this Agreement in whole or in part. Any purported assignment by the Employee shall be null and void from the initial date of the purported assignment.

14.

Disputes. This Agreement and all matters arising out of or relating to this Agreement shall be governed by and construed in accordance with the laws of New York without regard to any conflicts of laws principles that would require the laws of any other jurisdiction to apply. Any action or proceeding by either of the Parties to enforce this Agreement shall be brought only in any state or federal court located in the state of New York, New York County. The Parties hereby irrevocably submit to the exclusive jurisdiction of these courts and waive the defense of inconvenient forum to the maintenance of any action or proceeding in such venue. Importantly, the Employee acknowledges that a breach of this Agreement could cause irreparable damage to the Employer. In the event of such breach the Employer shall have, in addition to all remedies of law, the right to an injunction, specific performance or other equitable relief to prevent the violation of Employees obligations, without the need to prove damages or post bond. In any legal dispute between the Parties, the prevailing Party shall be entitled to its attorneys’ fees and costs in addition to all other remedies available to that Party under the law.

15.

Severability. If any provision of this Agreement is found by a court of competent jurisdiction to be invalid, illegal, or unenforceable in any respect, or enforceable only if modified, such finding shall not affect the validity of the remainder of this Agreement. The Parties further agree that any such court is expressly authorized to modify any such unenforceable provision in lieu of severing it to carry out the intent and agreement of the Parties as embodied here to the maximum extent permitted by law.

16.

Entire Agreement. Unless specifically provided herein, this Agreement contains all the understandings and representations between Employer and Employee relating to the subject matter hereof and supersedes all prior and contemporaneous understandings, discussions, agreements, representations, and warranties, both written and oral, regarding such subject matter, except as otherwise noted above. The waiver by the Parties of any term or condition or covenant of this Agreement or of the breach of any term, condition, covenant, representation or warranty, contained herein in any one or more instances shall not operate as or be deemed to be further or continuing waiver of any other breach of any term, condition, or representation, nor shall any failure by the Parties to enforce or require performance of any provision hereof operate as a waiver of or affect in any manner the Party's right at a later time to enforce or require performance of such provision or of any other provision hereof. Any change, modification or waiver of any provision of this Agreement must be in writing and signed by the Parties.

17.

Counterparts. The Parties may execute this Agreement in counterparts, each of which shall be deemed an original, and all of which taken together shall constitute one and the same instrument. Delivery of an executed counterpart's signature page of this Agreement by facsimile, email in portable document format (.pdf), or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document has the same effect as delivery of an executed original of this Agreement.

18.

ACKNOWLEDGMENT OF FULL UNDERSTANDING. THE EMPLOYEE ACKNOWLEDGES AND AGREES THAT HE: HAS FULLY READ, UNDERSTANDS, AND VOLUNTARILY ENTERS INTO THIS AGREEMENT; HAS HAD AN OPPORTUNITY TO CONSULT WITH AN ATTORNEY OF THE EMPLOYEE'S CHOICE BEFORE SIGNING THIS AGREEMENT; IS EXECUTING THIS AGREEMENT IN EXCHANGE FOR GOOD AND VALUABLE CONSIDERATION IN ADDITION TO ANYTHING OF VALUE TO WHICH HE IS OTHERWISE ENTITLED; HAS BEEN GIVEN 21 DAYS TO CONSIDER THE AGREEMENT; AND HAS 7 DAYS TO REVOKE IT AFTER ITS EXECUTION.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the Execution Date above.

The Employer		The Employee

/s/ Lan Huang		/s/ Ramon Mohanlal
Dr. Lan Huang, CEO		Dr. Ramon Mohanlal
BeyondSpring Pharmaceuticals, Inc.
Date:	02/28/2023	Date:	02/28/2023

EXHIBIT A

STOCK OPTIONS

Grant Date	Number of Vested Stock Options	Number of Unvested Stock Options that are Forfeited	Total
1/14/2020	180,000	--	180,000
5/21/2021	80,000	220,000	300,000

RETENTION STOCK OPTIONS

Grant Date	Number of Vested Stock Options	Number of Unvested Stock Options that are Forfeited	Total
1/11/2022	52,297	52,297	104,594

ANNUAL BONUS OPTIONS

Grant Date	Number of Vested Stock Options	Number of Unvested Stock Options that are Forfeited	Total
1/11/2022	6,891	6,892	13,783

RESTRICTED SHARES

Grant Date	Number of Unvested Restricted Shares that are Forfeited
4/11/2017	75,000

RESTRICTED STOCK UNITS

Grant Date	Number of Unvested Restricted Stock Units that are Forfeited
4/11/2017	600,000